77c. Matters submitted to a vote of security holders:

Voting Results of a Special Meeting of Pacific Capital
U.S. Treasury Securities Fund:

A special meeting of shareholders of the Pacific Capital
U.S. Treasury Securities Fund was held on July 7, 2000.
At the meeting, shareholders voted to approve an agreement of reorganization and termination pursuant to which the Pacific Capital U.S. Treasury Securities Fund will transfer all of the assets and liabilities of Class A shares and Class Y shares to the Pacific Capital Diversified Fixed Income Fund Class A shares and Class Y shares after which the Pacific Capital U.S. Treasury Fund will be terminated.

U.S. Treasury Securities Fund
For 405,377
Against 531
Abstain 2,192